SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Interim Report 2004 中期報告

CORPORATE INFORMATION

As at 7 September 2004

Board of Directors

Executive Directors
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr Timothy David DATTELS*
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei
Mr Giovanni ANGELINI
Mr HO Kian Guan
Mr TOW Heng Tan

Audit Committee

Mr Alexander Reid HAMILTON *(Chairman)*
Mr HO Kian Guan
Mr TOW Heng Tan

Company Secretary

Ms KO Sau Lai

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Branch Share Registrars in Hong Kong

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Company's Website

http://www.shangri-la.com

Financial Information

http://www.ir.shangri-la.com

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associated companies for the six months ended 30 June 2004. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The review report of the auditors is set out on page 3.

The consolidated profit attributable to shareholders for the six months ended 30 June 2004 increased to US$68.7 million (US2.97 cents per share) from US$5.6 million (US0.26 cents per share) in the same period last year.

During the current period, the Company, under an arrangement involving placement of existing shares and subscription top-up for new shares, issued 183,832,000 new shares at HK$7.4 per share. The consolidated net asset value increased to US$2,833.4 million (US$1.20 per share on the enlarged capital) as at 30 June 2004 from US$2,624.0 million (US$1.20 per share) as at 31 December 2003 and the Group's net borrowings (total of bank loans, overdrafts, convertible bonds and other borrowings less cash and bank balances) to shareholders' equity ratio reduced to 31.5% as at 30 June 2004 from 40.6% as at 31 December 2003.

The Directors have declared an interim dividend of **HK9 cents** per share for 2004 (2003: HK6 cents per share) payable on Tuesday, 7 December 2004, to shareholders whose names appear on the Registers of Members of the Company on Wednesday, 6 October 2004, with a scrip alternative to offer the right to eligible shareholders to elect to receive such interim dividend wholly or partly by allotment of new shares credited as fully paid in lieu of cash (the "2004 Interim Scrip Dividend Scheme"). It is expected that the dividend warrants and/or certificates for the new shares to be issued pursuant to the 2004 Interim Scrip Dividend Scheme will be despatched to those entitled thereto on or about Tuesday, 7 December 2004.

The 2004 Interim Scrip Dividend Scheme is conditional upon (a) the issue price of a new share to be issued pursuant thereto not being less than the nominal value of a share of the Company; and (b) the approval of The Stock Exchange of Hong Kong Limited (the "HKSE") and the Singapore Exchange Securities Trading Limited for the listing of and permission to deal in the new shares to be issued pursuant thereto. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the interim dividend for 2004 wholly in cash. The issue price of the new shares to be issued under the 2004 Interim Scrip Dividend Scheme will be fixed with reference to the average closing prices of the shares of the Company quoted on the HKSE for the five consecutive trading days to be determined by the Directors. Thereafter, a press announcement setting out the basis of allotment and the issue price of new shares under the 2004 Interim Scrip Dividend Scheme will be published. A circular containing details of the 2004 Interim Scrip Dividend Scheme together with an election form, where applicable, will be sent to the relevant shareholders on or about Thursday, 21 October 2004.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have been instructed by Shangri-La Asia Limited to review the interim financial report set out on pages 4 to 15.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 7 September 2004

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Note	For the six months ended 30 June 2004 US$'000	2003 US$'000
Turnover		**340,834**	221,978
Cost of sales		**(141,178)**	(102,014)
Gross profit		**199,656**	119,964
Other revenues		**8,723**	12,529
Marketing expenses		**(14,879)**	(10,451)
Administrative expenses		**(26,098)**	(22,588)
Other operating expenses		**(68,391)**	(64,113)
Operating profit before finance costs		**99,011**	35,341
Finance costs		**(23,554)**	(23,232)
Operating profit	*3*	**75,457**	12,109
Share of results of associated companies		**29,265**	15,718
Profit before taxation		**104,722**	27,827
Taxation	*4*	**(30,439)**	(20,653)
Profit after taxation		**74,283**	7,174
Minority interests		**(5,594)**	(1,575)
Profit attributable to shareholders		**68,689**	5,599
Interim dividend		**27,298**	16,767
Basic earnings per share	*5*	**US2.97 cents**	US0.26 cents
Diluted earnings per share	*5*	**US2.93 cents**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited As at 30 June 2004 US$'000	Audited As at 31 December 2003 US$'000
Non-current assets			
Fixed assets	6	**3,808,159**	3,761,606
Negative goodwill		**(112,938)**	(116,265)
Associated companies		**730,574**	721,589
Long term investments and receivable		**5,813**	1,844
Deferred tax assets		**4,911**	4,342
		4,436,519	4,373,116
Current assets			
Inventories		**18,313**	17,364
Accounts receivable, prepayments and deposits	7	**73,970**	59,731
Due from associated companies		**78,377**	79,291
Due from minority shareholders		**13,873**	13,873
Other investments		**44,522**	48,794
Cash and bank balances		**349,314**	150,343
		578,369	369,396
Current liabilities			
Accounts payable and accruals	8	**145,681**	147,583
Due to minority shareholders		**5,669**	5,888
Taxation		**5,967**	1,725
Bank loans, overdrafts and other borrowings		**131,680**	177,993
Dividend payable		**24,258**	–
		313,255	333,189
Net current assets		**265,114**	36,207
Total assets less current liabilities		**4,701,633**	4,409,323
Financed by:			
Share capital	9	**305,584**	282,003
Reserves		**2,190,719**	2,049,334
Retained profits		**309,797**	268,406
Proposed dividend		**27,298**	24,258
Shareholders' funds		**2,833,398**	2,624,001
Minority interests and loans		**393,869**	391,539
		3,227,267	3,015,540
Non-current liabilities			
Bank loans		**908,344**	1,037,218
Convertible bonds	10	**201,731**	–
Deferred taxation		**364,291**	356,565
		4,701,633	4,409,323

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	For the six months ended 30 June	
	2004	2003
	US$'000	*US$'000*
Net cash generated from operating activities	**65,173**	5,005
Net cash used in investing activities	**(60,318)**	(43,049)
Net cash generated from financing activities	**194,376**	21,366
Increase/(decrease) in cash and cash equivalents	**199,231**	(16,678)
Cash and cash equivalents at 1 January	**149,830**	126,723
Cash and cash equivalents at 30 June	**349,061**	110,045
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	**349,314**	112,543
Bank overdrafts	**(253)**	(2,498)
	349,061	110,045

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Capital redemption reserve US$'000	Investment properties revaluation reserve US$'000	Share of investment properties revaluation reserve in associated companies US$'000	Exchange fluctuation reserve US$'000	Capital reserve US$'000	Other reserve US$'000	Retained profits US$'000	Total US$'000
Total equity as at 1 January 2004	282,003	533,237	389,741	10,666	456,368	194,078	(137,586)	601,490	1,340	292,664	2,624,001
Exchange differences *(note 11)*	-	-	-	-	-	-	(9,231)	-	-	-	(9,231)
Net losses not recognised in the profit and loss account	-	-	-	-	-	-	(9,231)	-	-	-	(9,231)
Profit for the period	-	-	-	-	-	-	-	-	-	68,689	68,689
2003 proposed final dividend	-	-	-	-	-	-	-	-	-	(24,258)	(24,258)
Arising from issue of shares *(note 9)*	23,581	150,616	-	-	-	-	-	-	-	-	174,197
Total equity as at 30 June 2004	**305,584**	**683,853**	**389,741**	**10,666**	**456,368**	**194,078**	**(146,817)**	**601,490**	**1,340**	**337,095**	**2,833,398**
Total equity as at 1 January 2003	281,788	531,976	389,741	10,666	474,234	188,229	(161,136)	601,490	1,057	237,047	2,555,092
Deficit on valuation, net of deferred tax liabilities	-	-	-	-	-	(7,445)	-	-	-	-	(7,445)
Exchange differences *(note 11)*	-	-	-	-	-	-	1,263	-	-	-	1,263
Net gains/(losses) not recognised in the profit and loss account	-	-	-	-	-	(7,445)	1,263	-	-	-	(6,182)
Profit for the period	-	-	-	-	-	-	-	-	-	5,599	5,599
Total equity as at 30 June 2003	281,788	531,976	389,741	10,666	474,234	180,784	(159,873)	601,490	1,057	242,646	2,554,509

NOTES TO THE CONDENSED CONSOLIDATED ACCOUNTS

1. Principal accounting policies and basis of presentation

The unaudited condensed consolidated accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. These condensed accounts should be read in conjunction with the 2003 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed accounts for the current accounting period are consistent with those used in the annual accounts for the year ended 31 December 2003. In addition, the Group has issued convertible bonds during the period and the accounting policy adopted by the Group on convertible bonds is as follows:

Convertible bonds are stated in the balance sheet at face value plus the accrued redemption premium. The redemption premium is accrued using effective interest rate method. The issuance costs incurred for the arrangement of convertible bonds are capitalised and amortised on a straight-line basis over the period of convertible bonds.

2. Segmental reporting

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

2. **Segmental reporting** *(Continued)*

An analysis of the Group's revenue and results for the period by geographical segments by location of assets is as follows:

Segment revenue and results *(US$ million)*
For the six months ended 30 June 2004 (unaudited)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	71.0	101.4	42.5	49.0	21.6	41.2	14.1	-	340.8
Inter-segment sales	3.0	4.4	2.1	1.2	1.0	1.1	0.2	(13.0)	-
Total	74.0	105.8	44.6	50.2	22.6	42.3	14.3	(13.0)	340.8
Results									
Segment results	7.5	38.0	12.9	14.8	7.9	9.3	0.1	-	90.5
Interest income									2.0
Dividend income									0.5
Net realised gain on other investments									1.6
Net unrealised gain on other investments									4.2
Unallocated corporate expenses									(2.6)
Amortisation of negative goodwill									2.8
Operating profit before finance costs									99.0
Finance costs									(23.6)
Operating profit									75.4
Share of results of associated companies	-	26.7	-	0.9	-	1.2	0.5	-	29.3
Taxation									(30.4)
Minority interests									(5.6)
Profit attributable to shareholders									68.7

2. Segmental reporting *(Continued)*

Segment revenue and results *(US$ million)*

For the six months ended 30 June 2003 (unaudited)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	43.6	60.1	32.2	31.9	14.3	28.3	11.6	–	222.0
Inter-segment sales	1.1	3.2	1.6	0.7	0.7	0.7	0.3	(8.3)	–
Total	44.7	63.3	33.8	32.6	15.0	29.0	11.9	(8.3)	222.0
Results									
Segment results	(7.2)	15.6	6.2	(2.4)	5.0	2.6	2.7	–	22.5
Interest income									1.4
Dividend income									0.8
Net unrealised gain on other investments									9.4
Unallocated corporate expenses									(1.8)
Amortisation of negative goodwill									3.0
Operating profit before finance costs									35.3
Finance costs									(23.2)
Operating profit									12.1
Share of results of associated companies	–	15.2	–	0.3	–	(0.3)	0.5	–	15.7
Taxation									(20.6)
Minority interests									(1.6)
Profit attributable to shareholders									5.6

An analysis of the Group's turnover and results for the period by business segments is as follows:

	Unaudited			
	For the six months ended 30 June			
	2004		2003	
	Turnover *US$ million*	**Segment Results** *US$ million*	Turnover *US$ million*	Segment Results *US$ million*
Hotel operation				
– Room rentals	**170.0**		100.6	
– Food and beverage sales	**131.9**		92.4	
– Rendering of ancillary services	**24.3**		18.0	
	326.2	**83.6**	211.0	21.5
Hotel management and related service fees	**19.1**	**3.7**	11.5	(1.0)
Property rentals	**8.5**	**3.2**	7.8	2.0
Elimination	**(13.0)**	**–**	(8.3)	–
	340.8	**90.5**	222.0	22.5

3. Operating profit

	Unaudited For the six months ended 30 June 2004 US$'000	2003 US$'000
Operating profit is stated after crediting and charging:		
Crediting		
Interest income	**2,035**	1,402
Dividend income from other investments	**485**	796
Amortisation of negative goodwill	**2,849**	3,026
Net realised gain on other investments	**1,565**	27
Net unrealised gain on other investments	**4,215**	9,418
Charging		
Depreciation of fixed assets	**18,201**	17,385
Discarding of fixed assets due to properties renovations	**4,420**	8,682
Cost of inventories sold or consumed in operation	**43,549**	29,249
Staff costs	**88,353**	74,283
Total finance costs	**24,955**	23,918
Less: amount capitalised	**(1,401)**	(686)
Net finance costs expensed	**23,554**	23,232

4. Taxation

	Unaudited For the six months ended 30 June 2004 US$'000	2003 US$'000
Hong Kong profits tax		
– Provision for the period	**1,904**	216
– Deferred	**1,263**	1,901
Taxation outside Hong Kong		
– Provision for the period	**11,318**	3,502
– Deferred	**6,218**	9,077
Share of taxation attributable to associated companies	**9,736**	5,957
	30,439	20,653

(a) Hong Kong profits tax is provided at 17.5% (2003: 17.5%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

4. **Taxation** *(Continued)*

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

(d) Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

5. **Earnings per share**

(a) Basic earnings per share of US2.97 cents (2003: US0.26 cents) is calculated based on the profit attributable to shareholders of US$68,689,000 (2003: US$5,599,000) and the weighted average number of 2,311,644,810 shares (2003: 2,179,656,182 shares) in issue during the period.

(b) Diluted earnings per share for the period of US2.93 cents is calculated based on the adjusted profit attributable to shareholders of US$70,632,000 (arrived at after adding back the finance costs of the convertible bonds of US$1,943,000) divided by the deemed weighted average number of 2,412,686,542 issued and issuable shares. The deemed weighted average number of shares outstanding during the period is based on the weighted average number of shares in issue during the period after adjusting for the potential weighted average dilutive effects of the exercise of all the outstanding share options under the New Option Scheme (1,891,153 shares) and the conversion of all the convertible bonds (99,150,579 shares). The effects of anti-dilutive potential shares under the Executive Option Scheme have not been taken into account in calculating the diluted earnings per share.

Diluted earnings per share in 2003 was the same as the basic earnings per share as there was no dilution effect arising from the share options granted by the Company.

Details of the New Option Scheme and the Executive Option Scheme are stated under the section headed "Share Options".

6. **Fixed assets**

Total addition to costs of fixed assets including expenditure on properties under development and land cost instalments for the six months ended 30 June 2004 amounted to US$81,980,000. Fixed assets with a net book value of US$5,112,000 were discarded due to properties renovations and recorded a loss of US$4,420,000. The Group also disposed fixed assets with a net book value of US$416,000 during the period and recorded a loss on disposal of US$245,000.

7. **Accounts receivable, prepayments and deposits**

The ageing analysis of trade debtors as at 30 June 2004 was as follows:

	Unaudited 30 June 2004 *US$'000*	Audited 31 December 2003 *US$'000*
0–3 months	**32,359**	31,723
4–6 months	**1,441**	985
over 6 months	**1,518**	1,109
	35,318	33,817

The Group has a defined credit policy. The general credit term is 30 days.

8. Accounts payable and accruals

The ageing analysis of trade creditors as at 30 June 2004 was as follows:

	Unaudited 30 June 2004 US$'000	Audited 31 December 2003 US$'000
Accounts payable in the next:		
0–3 months	25,710	28,105
4–6 months	873	549
over 6 months	1,407	1,731
	27,990	30,385

9. Share capital

	No. of shares	Unaudited US$'000
Authorised – Ordinary shares of HK$1 each		
At 1 January and 30 June 2004	**5,000,000,000**	**646,496**
Issued and fully paid – Ordinary shares of HK$1 each		
At 1 January 2004	2,181,329,271	282,003
Issue of new shares on 23 February 2004	183,832,000	23,568
Allotment of new shares arising from the exercise of share option by an option holder on 31 May 2004	100,000	13
As at 30 June 2004	**2,365,261,271**	**305,584**

In February 2004, the Company under an arrangement involving placement of existing shares and subscription top-up for new shares issued 183,832,000 new shares at HK$7.4 per share to certain companies within the Kuok Group. The associated issuing expenses were US$295,000. The net proceeds from such issue were approximately HK$1,358 million.

A share option holder exercised all his rights on 100,000 shares in May 2004 at an exercise price of HK$6.81 per option share.

10. Convertible bonds

On 15 March 2004, a wholly owned subsidiary of the Company issued zero coupon guaranteed convertible bonds due March 2009, in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the maturity date. The net proceeds from such issue were approximately US$196.4 million.

11. Exchange differences arising on translation

The amount of US$9,231,000 (2003: US$1,263,000) represents the movement of the exchange fluctuation reserve during the period. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

Details of the Group's treasury policies are stated under the section headed "Treasury Policies".

12. Related party transactions

	Unaudited For the six months ended 30 June 2004 US$'000	2003 US$'000
(a) Transactions with companies within the Kuok Group		
Receipt of hotel management and related services and royalty fees	**1,404**	914
Reimbursement of office expenses	**764**	516
Payment of office rental, administration and related expenses	**40**	265
Payment of land rental for hotel site	**912**	729
Payment of insurance premium, godown and transportation rental	**921**	865
Payment of renovation project service fees and reimbursement of staff cost	**60**	49
Receipt of laundry service fees	**421**	302
(b) Transactions with associated companies		
Receipt of hotel management and related services and royalty fees	**2,216**	1,255

	As at 30 June 2004 US$'000	As at 31 December 2003 US$'000
(c) Financial assistance provided to companies within the Kuok Group		
Balance of loan to an investee company	**1,350**	1,470
Balance of loan to an associated company	**31,096**	31,316
(d) Financial assistance provided by companies within the Kuok Group		
Balance of loan to subsidiaries	**16,337**	16,217
(e) Financial assistance provided to an associated company		
Balance of loan to an associated company	**21,718**	9,735

There are no material changes to the terms of these transactions during the period.

Save as mentioned above and under note 9 above and 13 (a) (i) below, there is no other disclosure required to be made under SSAP 25.

13. Contingent liabilities and charges over assets

(a) Contingent liabilities

As at 30 June 2004, contingent liabilities of the Group were as follows:

(i) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associated companies. The Group's guarantees on the utilised amount of the banking facilities amounted to US$32,199,000 (31 December 2003: US$9,986,000 for an associated company).

(ii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$6,900,000) (31 December 2003: A$10,000,000).

13. Contingent liabilities and charges over assets *(Continued)*

(b) Charges over assets

As at 30 June 2004, there was no charge over any assets of the Group (31 December 2003: Bank loan and banking facility of a subsidiary amounting to US$11,765,000 were secured by charges over the investment property and other fixed assets of the subsidiary with net book values totaling US$64,706,000 and other assets totaling US$3,381,000. Bank loan of a subsidiary amounting to US$4,201,000 was secured by charges over other investment of the subsidiary with net book value totaling US$12,349,000).

Apart from the aforesaid, the Group did not have any material contingent liabilities or charges over assets as at 30 June 2004.

14. Commitments for capital expenditure

The Group's capital commitments including amounts in respect of on-going capital expenditure at existing properties and its commitments to development projects amounted to approximately:

	Unaudited 30 June 2004 *US$'000*	Audited 31 December 2003 *US$'000*
Contracted but not provided for	**105,271**	142,757
Authorised by Directors but not contracted for	**802,911**	749,693
	908,182	892,450

15. Subsequent events

(a) The 2003 final dividend was paid on 28 July 2004 as follows: HK$184,828,000 (US$23,696,000) was paid in cash and 567,268 new shares of par value HK$1.00 each of the Company were issued to those eligible shareholders elected to receive the 2003 final dividend in shares in lieu of cash.

(b) On 23 July 2004, the Group disposed 3,000,000 shares of Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB") for a cash consideration of RM3.3 million (equivalent to US$0.9 million). A further 4,000,000 shares of SHMB were disposed on 30 August 2004 for a cash consideration of RM4.6 million (equivalent to US$1.2 million). SHMB is one of the principal subsidiaries of the Group which is listed on Bursa Malaysia Securities Berhad. As a result, the Group's effective interest in SHMB has reduced from 54.37% to 52.78%. The Group recorded a total loss on disposal of approximately US$1.2 million which will be charged to the profit and loss account.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

Revenues

Hotel Operation

Following the opening for business of the Shangri-La Hotel, Zhongshan in Mainland China on 9 January 2004, the Group has equity interest in 37 operating hotels as at 30 June 2004.

The hotel business recovered quickly in the second half of 2003 following the lifting of travel advisories for Severe Acute Respiratory Syndrome ("SARS") in June 2003. In addition, following the completion of some of the hotels' on-going major improvements and renovations, the renovated and upgraded products have been available for sale to coincide with the turn-around in business conditions. These include the Kowloon Shangri-La, Hong Kong, the Valley Wing of the Shangri-La Hotel, Singapore and Shangri-La's Mactan Island Resort, Cebu by end of October 2003; and Shangri-La's Tanjung Aru Resort, Kota Kinabalu in November 2003. Consequently, performance of the Group's hotels generally for the first half of 2004 has improved significantly, with the exception of the hotels in Myanmar and Indonesia which continue to suffer on account of the countries' political and economic problems. Overall weighted average room yield for the period increased by 69% compared to last year.

The key performance indicators are as follows:

Country	**2004 Weighted Average**			2003 Weighted Average		
	Occupancy (%)	**Transient Room Rate (US$)**	**RevPAR (US$)**	Occupancy (%)	Transient Room Rate (US$)	RevPAR (US$)
The People's Republic of China						
Hong Kong	**66**	**199**	**145**	35	189	88
Mainland China	**70**	**97**	**69**	44	81	36
Singapore	**73**	**114**	**81**	47	104	53
The Philippines	**69**	**100**	**68**	55	88	48
Malaysia	**71**	**63**	**44**	47	60	31
Thailand	**78**	**108**	**81**	47	106	54
Fiji	**54**	**90**	**68**	53	88	46
Indonesia	**47**	**94**	**42**	35	91	27
Myanmar	**46**	**33**	**15**	33	37	12

Note: The room yields ("RevPAR") of hotels under renovation has been computed by excluding the number of rooms under renovation.

The Group will continue its aggressive marketing campaigns and strengthen its marketing networks and brand identity to enable it to maximise its revenue potential and enhance its market position. In this connection, a new television commercial program was launched in June 2004 on both regional and local television stations and on the Group's global airline partner network's in-flight video systems.

Revenues *(Continued)*

Hotel Management

The hotel management arm of the Group has hotel management and/or technical consultation and project management services contracts in respect of all the Group's hotels with the exception of the Portman Ritz-Carlton Hotel, Shanghai. As at 30 June 2004, it also had hotel management contracts in respect of 6 operating hotels and technical services and hotel management contracts in respect of 13 hotel projects owned by third parties. Aided by the strong recovery of the hotels' business, the hotel management arm of the Group recorded a 66% increase in revenues before consolidation adjustments and profit before tax and before consolidation adjustments of US$3.4 million for the period, compared to a loss of US$1.2 million in the previous year.

Property Rentals

The Group's other investment properties are located principally in Shanghai and Beijing and are owned by associated companies. The overall yields of the office space in these two cities registered an increase during the period ranging from 4% to 6%. Except for the Shanghai Centre which registered a decline in yields by 8% as occupancy dropped from 100% to 91%, the yields for commercial space in these two cities also registered an increase ranging from 2% to 7%. Yields of the serviced apartments in the Shanghai Kerry Centre and the Shanghai Centre recorded an increase by 5% and 10%, respectively. However, the yields of the serviced apartments in Beijing continue to suffer due to over supply. Yields of the serviced apartments in the Beijing Kerry Centre recorded a decline of 26% while those at the China World Trade Center registered a decline of 42% due to an increase in the average leasable area by 96% compared to the previous year, upon completion of major renovation.

The serviced apartments in the Century Tower Apartments, Dalian recorded a 10% increase in yields, with the occupancy rate increasing to 68%.

In Singapore, yields of serviced apartments increased by 14% while the yields of the commercial space registered a marginal increase by 1%. Yields of the office space registered a decline of 7%.

In Bangkok, yields of the office registered an increase of 60% supported by an increase in the occupancy rate from 55% to 76%.

In Kuala Lumpur, yields of the office space remained unchanged, while yields of the commercial space and serviced apartments increased by 4% and 16%, respectively. In Johor Bahru, yields of both the commercial and office space remained unchanged.

Consolidated Profits

Consolidated profits attributable to shareholders increased substantially from US$5.6 million in the previous year to US$68.7 million largely due to the recovery of the hotel business after the SARS period. Last year's results were also affected by the write off of the residual value of fixed assets by US$8.7 million following major renovations to the Valley Wing of the Shangri-La Hotel, Singapore (owned by a wholly owned subsidiary) compared to the current period's total write off of US$4.4 million before adjustment of minority interests (US$3.3 million after minority interests) mainly attributable to renovations at Shangri-La's Fijian Resort, Yanuca Island.

Consolidated Net Asset Value and Gearing Ratio

The Group's net asset value increased from US$2,624.0 million as at 31 December 2003 to US$2,833.4 million largely due to the issuance of 183,832,000 new shares at HK$7.4 per share in February 2004 and the profits recorded during the period. The Group has also raised additional funds by issuing zero coupon guaranteed convertible bonds due March 2009 in the aggregate principal amount of US$200 million in March 2004. The net proceeds from such issue amounted to approximately US$196.4 million. Pending use of these proceeds to finance the development of new hotels, such proceeds have been temporarily used principally to reduce the indebtedness of the Group or placed in short term deposits. The net borrowings to shareholders' equity ratio improved from 40.6% as at 31 December 2003 to 31.5%.

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its loan agreements.

The analysis of borrowings outstanding as at 30 June 2004 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2004				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Unsecured					
Convertible bonds	–	–	201.7	–	201.7
Corporate bank loans	–	–	765.4	–	765.4
Project bank loans and overdrafts	114.2	57.2	42.4	43.3	257.1
Floating rate notes	17.5	–	–	–	17.5
Total borrowings	131.7	57.2	1,009.5	43.3	1,241.7
Undrawn but committed facilities					
Bank loans and overdrafts	88.0	29.2	344.5	26.1	487.8

CORPORATE DEBT AND FINANCIAL CONDITIONS *(Continued)*

The currency-mix of the borrowings, and cash and bank balances as at 30 June 2004 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	799.5	17.6
In Singapore dollars	122.1	1.9
In Malaysian Ringgit	43.7	2.3
In Renminbi	69.8	73.6
In United States dollars	206.6	225.0
In Thai Baht	–	18.2
In Philippine Pesos	–	4.1
In Fiji dollars	–	6.2
In other currencies	–	0.4
	1,241.7	349.3

The borrowings in Hong Kong dollars, Singapore dollars, Malaysian Ringgit and United States dollars (with the exception of the convertible bonds) are at variable rates of interest at spreads over HIBOR, Swap Rate/Money Market Rate, Cost of Funds and SIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 30 June 2004, of the Group's cash and bank balances, US$146.0 million (31 December 2003: US$63.8 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Fiji and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies consistently followed by the Group aim to:

(a) Minimise interest exposure

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. The proceeds from the issue of new shares in February 2004 and the convertible bonds in March 2004 have also been temporarily used principally to reduce the borrowings or placed in short term deposits to minimise interest costs pending use for financing the development of new hotels. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 30 June 2004, the Group had executed three-year contracts for an aggregate principal amount of HK$4,916 million and four-year contracts for an aggregate principal amount of HK$500 million at fixed interest rates ranging between 3.735% to 5.74% per annum. The interest cover continues through December 2006.

TREASURY POLICIES *(Continued)*

(b) Minimise currency exposure

The Group has an economic hedge in terms of currency risk to the extent that all of the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of its hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the general expectations about the strengthening of the Renminbi and in compliance with directives issued by the foreign exchange regulatory authorities, subsidiaries in Mainland China have contracted bank loan facilities partly in Renminbi and partly in Hong Kong dollars. During the period, the subsidiary in Fuzhou obtained new bank loan facilities in an aggregate amount of Hong Kong dollars 218 million to finance the hotel's development cost. In July 2004, a subsidiary concluded a new bank loan facility of Singapore dollars 50 million to meet its working capital requirement.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.

OTHER INVESTMENTS

The Group continued to gradually dispose its investment portfolio in marketable securities. During the period, this disposal for US$10.1 million recorded realised gains of US$1.6 million (both before and after adjustment for minority interests). As at 30 June 2004, the market value of the Group's investment portfolio was US$44.5 million which included an unrealised gain of US$4.2 million before adjustment of minority interests (US$4.1 million after minority interests). The investment portfolio included 13,195,055 shares in the Company ("such SA shares") with a market value of US$12.9 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group. The investment portfolio also included 16,738,589 shares in Kerry Properties Limited with a market value of US$25.4 million as at 30 June 2004.

NEW PROJECTS AND RENOVATION PROGRAMMES

In Mainland China, construction work on the Shangri-La Hotel, Fuzhou is approaching the final stage and the hotel is scheduled to open for business in December 2004. The extension to the Pudong Shangri-La, Shanghai ("SLPU") is expected to open in mid 2005. The future incremental costs to complete these two projects are estimated at US$111.0 million and will be mainly financed by project loans and the operating surplus of SLPU.

NEW PROJECTS AND RENOVATION PROGRAMMES *(Continued)*

The Group has commenced development work for new hotels to be built in Mainland China viz. Chengdu, Futian in Shenzhen and Guangzhou. Planning submissions for the new hotel developments in Guilin, Ningbo, Wenzhou and Xian have been initiated. In June 2004, the independent shareholders of the Company and Kerry Properties Limited approved at their respective special general meetings, the entering into of the discloseable and connected transactions relating to the joint acquisition, ownership and development of sites in Jingan District, Shanghai in which the Group will have 48.5% interest. Construction on the sites in Jingan to develop a high-end composite development consisting of office, residential, serviced apartments, retail and a luxury hotel is expected to commence in early 2005 as soon as the joint acquisition of the remaining parcels of land and all local registrations and approvals are obtained in the second half of 2004. In Thailand, construction work on the resort in Chiang Mai is about to commence. These new hotels/development are expected to progressively open for business from mid 2006 through 2008. Subsequent to 30 June 2004, the Group has also acquired the land in Baotou in Mainland China for future hotel development. All these commitments will be mainly financed by the existing surplus cash on hand, disposal of other investments, future operating surpluses, the available undrawn borrowing facilities and locally contracted project loans, where appropriate. The Group has adequate resources to finance all these projects.

The Group constantly assesses the need to renovate or upgrade the hotels' facilities and introduce new concepts. The Group has also commenced the installation of high-end spa facilities in some of its hotels and resorts with the first one in the Shangri-La Hotel, Bangkok opening for business in July 2004. Current on-going major renovations include the guestrooms of the Island Shangri-La, Hong Kong, Shangri-La Hotel, Beijing and Shangri-La's Fijian Resort, Yanuca Island.

The Group has also recently launched its state-of-the-art Central Reservations and Customer Information Systems which involved an investment of over US$3 million. These systems ensure that negotiated rates can be booked through all distribution channels and offer improved levels of guest recognition through a quicker sharing of individual preferences at all the hotels under the Group's management. Members of the Group's frequent guest recognition programme "Golden Circle" will soon be able to manage their relationship with the Group through the Group's website.

MANAGEMENT CONTRACTS

The Group signed three new hotel management contracts during the period, which included the successful rebranding of a hotel as the Shangri-La Hotel, the Marina, Cairns (Australia) on 4 August 2004. The other two contracts concern two new developments – the Traders Hotel, Suzhou in Mainland China and the Shangri-La Hotel, Vancouver which are expected to open for business in mid 2005 and early 2008, respectively. The new hotel in Vancouver signals the Group's expansion into the North American market and is an important step in the Group's expansion plans to develop/ manage hotels in international gateway cities around the world. In March 2004, the Group terminated its management contract for the Shangri-La Hotel, Zhengzhou in Mainland China due to the inordinate delays in project implementation. On 4 July 2004, the Traders Hotel, Dubai commenced operations.

MANAGEMENT CONTRACTS *(Continued)*

As of the date of this report, the Group has hotel management and technical services contracts with 8 operating hotels and 11 hotel projects owned by third parties. Among the 11 hotel projects under development, the Traders Fudu Hotel, Changzhou in Mainland China, the Shangri-La Hotel, New Delhi and the Shangri-La Maldives Resort & Spa, Villingili Island are expected to open for business in December 2004, January 2005 and April 2005, respectively. The remaining 8 hotels located in Kuala Lumpur, Muscat, Doha, Vancouver and in Mainland China viz. Kunshan, Haikou, Sanya and Suzhou will progressively open for business from mid 2005 through early 2008.

The Group believes that these management contracts will significantly underpin the brand strength and improve returns without capital commitments.

PROSPECTS

The operating performance of the hotels in the first half of this year has been encouraging and this momentum has been maintained in the first two months of the second half. Barring any major adverse developments in the global or regional economic situation, the Group expects the trend to continue for the remainder of this year.

Mainland China continues to be the focus for the Group's investments in new hotels, given its healthy economic growth supported by a commensurate increase in international and domestic travel. Also, given the Group's extensive presence in the country, as increasing numbers of Mainland Chinese travel overseas, the Group's hotels outside Mainland China are expected to capture a larger share of this outbound market.

The Group also intends to sell all assets it considers "non-core" at a favourable price as and when suitable opportunities arise. Funds released thereby, will be used to finance the Group's capital expenditure commitments, thereby reducing reliance on debt finance. To this end, the Group's subsidiaries SHMB and Shangri-La Hotel Limited, Singapore have entered into a conditional sale and purchase agreement in May 2004 to dispose their entire shareholding in Johdaya Karya Sdn Bhd ("Johdaya") which owns a commercial and office complex in Johor Bahru, Malaysia. As at the date of this report, the Group's effective interest in Johdaya is 35.83%. This proposed disposal of 27 million shares at a price of RM2.43 per share is expected to be completed in early 2005, subject to receipt of regulatory approvals.

PERSONNEL

As at 30 June 2004, the Company and its subsidiaries had approximately 16,800 employees. Salaries of employees are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes. The Group has extensive training programmes to ensure its employees have the skills and knowledge to be the best in their field. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment and instill in its employees the philosophy of "Shangri-La Hospitality from Caring People". The Group has also invested US$0.7 million to set up a hotel training centre within the Oriental University City located at Lang Fang Economic and Technical Development Zone in Hebei Province, Mainland China. This hotel training centre will provide centralised programmes for the front line staff and service managers across the Group, especially in Mainland China. The first set of courses will commence in mid September 2004.

SHARE OPTIONS

Details of the outstanding option shares as at 30 June 2004 which have been granted under the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") are as follows:

		Date of grant	Tranche	No. of *option* shares held as at 1 January 2004	No. of *option* shares granted during the period	No. of *option* shares exercised during the period	No. of *option* shares lapsed during the period	*Transfer* from other category during the period	*Transfer* to other category during the period	No. of *option* shares held as at 30 June 2004	Exercise price per option share *HK$*	Exercisable Period
1.	Directors											
	Mr YE Longfei	1 May 1998	I	96,760	-	-	-	-	-	96,760	8.26	1 May 1999 - 30 April 2008
		1 May 1998	II	96,760	-	-	-	-	-	96,760	8.26	1 May 2000 - 30 April 2008
		1 May 1998	III	96,760	-	-	-	-	-	96,760	8.26	1 May 2001 - 30 April 2008
		15 January 2000	I	193,822	-	-	-	-	-	193,822	8.82	15 January 2001 - 14 January 2010
		15 January 2000	II	193,822	-	-	-	-	-	193,822	8.82	15 January 2002 - 14 January 2010
		15 January 2001	I	339,606	-	-	-	-	-	339,606	8.18	15 January 2002 - 14 January 2011
		15 January 2001	II	339,606	-	-	-	-	-	339,606	8.18	15 January 2003 - 14 January 2011
	Mr KUOK Khoon Ho *(Note 1)*	1 May 1998	I	387,041	-	-	-	-	(387,041)	-	8.26	1 May 1999 - 30 April 2008
		1 May 1998	II	387,041	-	-	-	-	(387,041)	-	8.26	1 May 2000 - 30 April 2008
		1 May 1998	III	387,041	-	-	-	-	(387,041)	-	8.26	1 May 2001 - 30 April 2008
		15 January 2000	I	242,278	-	-	-	-	(242,278)	-	8.82	15 January 2001 - 14 January 2010
		15 January 2000	II	242,277	-	-	-	-	(242,277)	-	8.82	15 January 2002 - 14 January 2010
		15 January 2001	I	145,545	-	-	-	-	(145,545)	-	8.18	15 January 2002 - 14 January 2011
		15 January 2001	II	145,545	-	-	-	-	(145,545)	-	8.18	15 January 2003 - 14 January 2011
	Mr Giovanni ANGELINI	1 May 1998	I	145,141	-	-	-	-	-	145,141	8.26	1 May 1999 - 30 April 2008
		1 May 1998	II	145,141	-	-	-	-	-	145,141	8.26	1 May 2000 - 30 April 2008
		1 May 1998	III	145,139	-	-	-	-	-	145,139	8.26	1 May 2001 - 30 April 2008
		15 January 2000	I	266,505	-	-	-	-	-	266,505	8.82	15 January 2001 - 14 January 2010
		15 January 2000	II	266,505	-	-	-	-	-	266,505	8.82	15 January 2002 - 14 January 2010
		15 January 2001	I	145,545	-	-	-	-	-	145,545	8.18	15 January 2002 - 14 January 2011
		15 January 2001	II	145,545	-	-	-	-	-	145,545	8.18	15 January 2003 - 14 January 2011
	Mr John David HAYDEN *(Note 2)*	1 May 1998	I	387,041	-	-	-	-	(387,041)	-	8.26	1 May 1999 - 30 April 2008
		1 May 1998	II	387,041	-	-	-	-	(387,041)	-	8.26	1 May 2000 - 30 April 2008
		1 May 1998	III	387,041	-	-	-	-	(387,041)	-	8.26	1 May 2001 - 30 April 2008
2.	Continuous Contract Employees *(Note 3)*	1 May 1998	I	1,673,950	-	-	-	-	(387,041)	1,286,909	8.26	1 May 1999 - 30 April 2008
		1 May 1998	II	1,673,950	-	-	-	-	(387,041)	1,286,909	8.26	1 May 2000 - 30 April 2008
		1 May 1998	III	1,673,948	-	-	-	-	(387,041)	1,286,907	8.26	1 May 2001 - 30 April 2008
		15 January 2000	I	2,262,872	-	-	-	-	(242,278)	2,020,594	8.82	15 January 2001 - 14 January 2010
		15 January 2000	II	2,262,857	-	-	-	-	(242,277)	2,020,580	8.82	15 January 2002 - 14 January 2010
		15 January 2001	I	1,416,650	-	-	-	-	(48,515)	1,368,135	8.18	15 January 2002 - 14 January 2011
		15 January 2001	II	1,416,626	-	-	-	-	(48,515)	1,368,111	8.18	15 January 2003 - 14 January 2011

SHARE OPTIONS *(Continued)*

		Date of grant	Tranche	No. of option shares held as at 1 January 2004	No. of option shares granted during the period	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2004	Exercise price per option share *HK$*	Exercisable Period
3.	Other	1 May 1998	I	1,257,883	-	-	-	774,082	-	2,031,965	8.26	1 May 1999 - 30 April 2008
	Participants	1 May 1998	I	145,141	-	-	(145,141)	-	-	-	8.26	1 May 1999 - 22 May 2004
		1 May 1998	I	-	-	-	-	387,041	-	387,041	8.26	1 May 1999 - 31 December 2004
		1 May 1998	II	1,257,883	-	-	-	774,082	-	2,031,965	8.26	1 May 2000 - 30 April 2008
		1 May 1998	II	145,141	-	-	(145,141)	-	-	-	8.26	1 May 2000 - 22 May 2004
		1 May 1998	II	-	-	-	-	387,041	-	387,041	8.26	1 May 2000 - 31 December 2004
		1 May 1998	III	1,257,879	-	-	-	774,082	-	2,031,961	8.26	1 May 2001 - 30 April 2008
		1 May 1998	III	145,139	-	-	(145,139)	-	-	-	8.26	1 May 2001 - 22 May 2004
		1 May 1998	III	-	-	-	-	387,041	-	387,041	8.26	1 May 2001 - 31 December 2004
		15 January 2000	I	867,354	-	-	-	242,278	-	1,109,632	8.82	15 January 2001 - 14 January 2010
		15 January 2000	I	96,911	-	-	(96,911)	-	-	-	8.82	15 January 2001 - 22 May 2004
		15 January 2000	I	-	-	-	-	242,278	-	242,278	8.82	15 January 2001 - 31 December 2004
		15 January 2000	II	867,349	-	-	-	242,277	-	1,109,626	8.82	15 January 2002 - 14 January 2010
		15 January 2000	II	96,911	-	-	(96,911)	-	-	-	8.82	15 January 2002 - 22 May 2004
		15 January 2000	II	-	-	-	-	242,277	-	242,277	8.82	15 January 2002 - 31 December 2004
		15 January 2001	I	198,913	-	-	-	145,545	-	344,458	8.18	15 January 2002 - 14 January 2011
		15 January 2001	I	48,515	-	-	(48,515)	-	-	-	8.18	15 January 2002 - 22 May 2004
		15 January 2001	I	-	-	-	-	48,515	-	48,515	8.18	15 January 2002 - 31 December 2004
		15 January 2001	II	198,910	-	-	-	145,545	-	344,455	8.18	15 January 2003 - 14 January 2011
		15 January 2001	II	48,515	-	-	(48,515)	-	-	-	8.18	15 January 2003 - 22 May 2004
		15 January 2001	II	-	-	-	-	48,515	-	48,515	8.18	15 January 2003 - 31 December 2004
Total:				24,727,845	-	-	(726,273)	4,840,599	(4,840,599)	24,001,572		

SHARE OPTIONS *(Continued)*

Details of the outstanding option shares as at 30 June 2004 which have been granted under the share option scheme adopted by the shareholders of the Company on 24 May 2002 (the "New Option Scheme") are as follows:

		Date of grant	Tranche	No. of option shares held as at 1 January 2004	No. of option shares granted during the period	No. of option shares exercised during the period *(Note 4)*	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2004	Exercise price per option share HK$	Exercisable Period
1.	Directors											
	Mr YE Longfei	29 May 2002	I	500,000	-	-	-	-	-	500,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	500,000	-	-	-	-	-	500,000	6.81	29 May 2004 - 28 May 2012
	Mr KUOK Khoon Ho *(Note 1)*	29 May 2002	I	500,000	-	-	-	-	(500,000)	-	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	500,000	-	-	-	-	(500,000)	-	6.81	29 May 2004 - 28 May 2012
	Mr Giovanni ANGELINI	29 May 2002	I	600,000	-	-	-	-	-	600,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	600,000	-	-	-	-	-	600,000	6.81	29 May 2004 - 28 May 2012
	Mr LUI Man Shing	29 May 2002	I	150,000	-	-	-	-	-	150,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	150,000	-	-	-	-	-	150,000	6.81	29 May 2004 - 28 May 2012
	Mr NG Si Fong, Alan	29 May 2002	I	60,000	-	-	-	-	-	60,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	60,000	-	-	-	-	-	60,000	6.81	29 May 2004 - 28 May 2012
	Madam KUOK Oon Kwong	29 May 2002	I	150,000	-	-	-	-	-	150,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	150,000	-	-	-	-	-	150,000	6.81	29 May 2004 - 28 May 2012
	Mr John David HAYDEN *(Note 2)*	29 May 2002	I	75,000	-	-	-	-	(75,000)	-	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	(75,000)	-	6.81	29 May 2004 - 28 May 2012
	Mr HO Kian Guan	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
	Mr LEE Yong Sun	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
	Mr Alexander Reid HAMILTON	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
2.	Continuous Contract Employees *(Note 3)*	29 May 2002	I	5,200,000	-	(50,000)	(130,000)	-	(75,000)	4,945,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	5,200,000	-	(50,000)	(130,000)	-	(75,000)	4,945,000	6.81	29 May 2004 - 28 May 2012
3.	Other Participants	29 May 2002	I	665,000	-	-	-	500,000	-	1,165,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	I	75,000	-	-	(75,000)	-	-	-	6.81	29 May 2003 - 22 May 2004
		29 May 2002	I	-	-	-	-	75,000	-	75,000	6.81	29 May 2003 - 31 December 2004
		29 May 2002	I	-	-	-	-	75,000	-	75,000	6.81	29 May 2003 - 31 January 2005
		29 May 2002	II	665,000	-	-	-	500,000	-	1,165,000	6.81	29 May 2004 - 28 May 2012
		29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 22 May 2005
		29 May 2002	II	-	-	-	-	75,000	-	75,000	6.81	29 May 2004 - 31 December 2004
		29 May 2002	II	-	-	-	-	75,000	-	75,000	6.81	29 May 2004 - 31 January 2005
Total:				16,400,000	-	(100,000)	(335,000)	1,300,000	(1,300,000)	15,965,000		

SHARE OPTIONS *(Continued)*

Notes:

1. Mr KUOK Khoon Ho resigned as Director of the Company with effect from 1 February 2004. The options granted to Mr Kuok remain exercisable following his resignation as he is still a Director in some of the Company's subsidiaries. Those options were re-classified to the category of "Other Participants" during the period.

2. Mr John David HAYDEN retired as an Executive of the Group at the time after the options were granted to him under the Executive Option Scheme. Pursuant to the Executive Option Scheme, those options remain exercisable following his retirement until the expiry of the relevant exercisable period. Mr Hayden resigned as a non-executive Director of the Company with effect from 1 February 2004. The Board of Directors of the Company has approved that the exercisable period of those options granted to Mr Hayden under the New Option Scheme shall be extended up to 31 January 2005. All the options granted to Mr Hayden under the Executive Option Scheme and the New Option Scheme were re-classified to the category of "Other Participants" during the period.

3. Mr Thaddeus Thomas BECZAK, a former Director of the Company, resigned from the Group with effect from 1 January 2004. The Board of Directors of the Company has approved that the exercisable period of all the options granted to Mr Beczak under the Executive Option Scheme and the New Option Scheme shall be extended up to 31 December 2004. Those options on 1,742,708 shares granted under the Executive Option Scheme and 150,000 shares granted under the New Option Scheme were re-classified from the category of "Continuous Contract Employees" to the category of "Other Participants" during the period.

4. The closing price of the shares of the Company immediately before 29 May 2004 (i.e. the date of exercise of those options on 100,000 shares) was HK$7.65.

5. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect.

6. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the period.

7. No options were exercised, cancelled or lapsed under the Executive Option Scheme and the New Option Scheme subsequent to 30 June 2004.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2004, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares held Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company as at 30 June 2004
(i) **The Company**	Mr KUOK Khoon Loong, Edward	Ordinary	3,456	-	297,410 *(Note 2)*	-	300,866	0.01%
	Mr Giovanni ANGELINI	Ordinary	100,000	-	-	-	100,000	0.00%
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 3)*	-	-	343,390	0.01%
	Mr HO Kian Guan	Ordinary	167,475	-	66,907,292 *(Note 4)*	-	67,074,767	2.84%
	Mr HO Kian Cheong (Alternate to Mr HO Kian Guan)	Ordinary	24,515	-	66,907,292 *(Note 4)*	-	66,931,807	2.83%
(ii) **Associated Corporation**								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	-	-	10,000 *(Note 5)*	-	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	-	-	-	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.
2. These shares represent the interest of a controlled corporation.
3. These shares were held by the spouse of the relevant Director.
4. These shares were held through companies which are controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Cheong.
5. These shares were held through a company which is owned as to 50% by Madam KUOK Oon Kwong.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 30 June 2004, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors/former Directors of the Company who held office during the period were stated in the previous section headed "Share Options" of this report.

Save as mentioned above, as at 30 June 2004, none of the Directors had any interests or short positions in the shares or underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2004, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 30 June 2004
Substantial shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	1,069,240,245	45.21%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Interest of controlled corporations	1,069,240,245	45.21%
Caninco Investments Limited *(Notes 2 and 3)*	Beneficial owner Interest of a controlled corporation	474,476,627 95,336,396	24.09%
Darmex Holdings Limited *(Notes 2 and 3)*	Beneficial owner	236,833,106	10.01%

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY *(Continued)*

Long positions in shares of the Company *(Continued)*

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 30 June 2004
Persons other than substantial shareholders			
Temasek Holdings (Private) Limited ("Temasek")	Interest of a controlled corporation	166,284,498	7.03%
Cress Limited ("Cress") *(Note 4)*	Beneficial owner	166,284,498	7.03%
Templeton Global Advisors Ltd.	Investment manager	130,700,733	5.53%

Notes:

1. Out of KHL's interest in 1,069,240,245 shares, 1,042,584,048 shares were held through its wholly-owned subsidiaries, 13,461,142 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly-owned subsidiaries as aforementioned) and 13,195,055 shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly-owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly-owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

4. Cress is a wholly-owned subsidiary of Temasek and its interest in the shares of the Company is included in the interest held by Temasek.

Save as mentioned above, as at 30 June 2004, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2004.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2004, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the HKSE.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TOW Heng Tan. The Committee reviewed the interim results before they were tabled for the Board's review and approval.

REGISTERS OF MEMBERS

The registers of members will be closed from Monday, 4 October 2004 to Wednesday, 6 October 2004, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Thursday, 30 September 2004.

On behalf of the Board of Directors

KUOK Khoon Loong, Edward
Chairman

Hong Kong, 7 September 2004